Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On June 28, 2012 a Special Meeting of Shareholders of ING Emerging Countries Fund, a series of ING Mutual Funds, was held at which the shareholders were asked to approve: (1) To approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) by and between ING Emerging Countries Fund and ING Emerging Markets Equity Fund (“Emerging Markets Fund”), providing for the reorganization of Emerging Countries Fund with and into Emerging Markets Fund (the “Reorganization”); (2) To approve a procedure to prevent holding investments in companies that, in the judgment of the Board of Trustees, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights; and to transact such other business, not currently contemplated, that may properly come before the Special Meeting, or any adjournment(s) or postponement(s) thereof, in the discretion of the proxies or their substitutes.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Emerging Countries Fund	1	1,692,414.042	64,134.079	42,250.693	1,798,798.814
	2	1,076,481.867	192,169.393	530,147.554	1,798,798.814